Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

November 3, 2025 and the Prospectus dated June 3, 2025

Registration No. 333-287744

PRICING TERM SHEET

$550,000,000 4.750% Senior Notes due 2030

This pricing term sheet supplements the information set forth in the Issuer’s Preliminary Prospectus Supplement dated November 3, 2025 and the Prospectus dated June 3, 2025.

Issuer:	EPR Properties

Aggregate Principal Amount:	$550,000,000

Expected Ratings* (Moody’s/S&P/Fitch):	Baa3 (stable) / BBB- (stable) / BBB- (stable)

Final Maturity Date:	November 15, 2030

Public Offering Price:	98.800%

Coupon:	4.750%

Yield to Maturity:	5.024%

Benchmark Treasury:	UST 3.625% due October 31, 2030

Benchmark Treasury Price/ Yield:	99-17 3⁄4 / 3.724%

Spread to Benchmark Treasury:	T+130 bps

Interest Payment Dates:	November 15 and May 15 of each year, commencing May 15, 2026 (long first coupon)

Optional Redemption:	The redemption price for notes that are redeemed will be equal to (i) 100% of their principal amount, plus accrued and unpaid interest, up to, but excluding, the date of redemption, plus (ii) a make-whole premium (T+20 bps). If redeemed on or after the Par Call Date, the redemption price for notes that are redeemed will be 100% of their principal amount, plus accrued and unpaid interest, up to, but excluding, the date of redemption.

Par Call Date:	On or after October 15, 2030

Joint Book-Running Managers:

J.P. Morgan Securities LLC

BofA Securities, Inc.

Barclays Capital Inc.

RBC Capital Markets, LLC

Citigroup Global Markets Inc.

Citizens JMP Securities, LLC

KeyBanc Capital Markets Inc.

Truist Securities, Inc.

Co-Managers:	Raymond James & Associates, Inc. Stifel, Nicolaus & Company, Incorporated UMB Financial Services, Inc. U.S. Bancorp Investments, Inc.

CUSIP / ISIN:	26884UAH2 / US26884UAH23

Denominations:	$2,000 x $1,000

Trade Date:	November 3, 2025

Settlement Date:	November 13, 2025 (T+7)

Form of Offering:	SEC Registered (Registration No. 333-287744)

Net Proceeds:	Approximately $538.3 million, after deducting the underwriting discount and estimated offering expenses.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

*    *    *     *

The Issuer has filed a registration statement (including the Prospectus dated June 3, 2025 and the Preliminary Prospectus Supplement dated November 3, 2025) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and the Preliminary Prospectus Supplement if you request it by contacting J.P. Morgan Securities LLC, by telephone collect at (212) 834-4533; BofA Securities, Inc., by telephone toll free at (800) 294-1322; Barclays Capital Inc., by telephone toll free at (888) 603-5847; or RBC Capital Markets, LLC, by telephone toll free at (866) 375-6829.

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